

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Brian M. Sullivan
Chief Executive Officer
CTPartners Executive Search LLC
1166 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: CTPartners Executive Search LLC**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 24, 2010**
> **File No. 333-169224**

Dear Mr. Sullivan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outstanding Equity Awards at December 31, 2009, page 54

1. We note that you have disclosed the dollar amount of the expected payout to Mr. Sullivan and Mr. Nocifora in footnotes (5) and (6). Please tell us why the dollar amounts disclosed in the footnotes are different from the payout amounts disclosed on page 57 under the heading "Certain Relationships and Related Party Transactions."

Notes to Consolidated Financial Statements, page F-7

Note 6. Non-Qualified Unit Purchase Plan and Performance Unit Plan, page F-17

2.   We note your response to prior comment 7 and reissue the comment in part. We note that the amounts disclosed here and in the Performance Unit Plan and Summary Compensation Table sections on page 53 appear to be the value of the underlying units, rather than the grant-date fair value of the performance units. We also note in your response that you use the intrinsic value method to measure compensation expense related to the performance units at each measurement date, rather than fair value. Please revise, as applicable, to remove disclosures stating that the performance units are measured at fair value and to disclose the intrinsic value of the performance units, rather than the value of the underlying units. Refer to ASC 718-10-50-2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Accounting Reviewer, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Howard Groedel (via fax)